Exhibit 99.1
MAHINDRA SATYAM RECEIVES COMPANY LAW BOARD APPROVAL
Hyderabad, 08 July 2009: Mahindra Satyam (the new brand identity of Satyam Computer Services Ltd. — NYSE: SAY; BSE: SATYAM; NSE: SATYAMCOMP) (the “Company”), announced today that it had received an order passed by the Hon’ble Company Law Board, Principal Bench, New Delhi (“CLB”) on July 6, 2009 and a corrigendum to the Order dated July 7, 2009 (together, the “Order”), authorizing the board of directors of Satyam (the “Board”) to make a preferential allotment of 198,658,498 equity shares of Rs. 2 each at a premium of Rs. 56 each (the “Additional Shares”) to Venturbay Consultants Private Limited (“Venturbay”), a subsidiary controlled by Tech Mahindra Limited (“Tech Mahindra”), without shareholder approval.
As previously disclosed by Satyam, the CLB had previously passed an order (i) on February 19, 2009, authorizing the Board of Directors of Satyam to make a preferential allotment of equity shares at par or at a premium to one or more strategic investors without shareholder approval, and (ii) on April 16, 2009, authorizing Venturbay to acquire a controlling stake in Satyam.
Accordingly, as previously disclosed by Satyam, on May 5, 2009, Satyam issued 302,764,327 equity shares to Venturbay, or thirty one percent (31%) of the share capital of Satyam (the “Initial Shares”), after giving effect to the issuance of the Initial Shares (the “Enhanced Share Capital”) at a price of Rs. 58 per share (the “Preferential Allotment”), pursuant to a share subscription agreement dated April 13, 2009, among Satyam, Venturbay and Tech Mahindra (the “Share Subscription Agreement”). As a result of the Preferential Allotment, in accordance with the requirements of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, Venturbay made a mandatory cash tender offer to acquire 19,90,79,413 equity shares of Satyam (the “Offer Size”), being 20% of the Enhanced Share Capital and convertible instruments, (the “Public Offer”) at a minimum price of Rs. 58 per share. As disclosed by Venturbay in its letter of offer sent to Satyam’s shareholders in connection with the Public Offer, in the event the Public Offer was not fully subscribed, Venturbay intended to acquire such number of additional shares from Satyam that would, together with the shares acquired under the Public Offer, equal the Offer Size.
The Public Offer closed on July 01, 2009. On July 6, 2009, Tech Mahindra announced that a total of 420,915 equity shares of Satyam (including 268,656 shares underlying American Depositary Shares (“ADSs”)) were validly tendered and not withdrawn in the Public Offer, representing less than 0.1% of the outstanding equity shares. As a result and pursuant to the terms of the Share Subscription Agreement, on July 6, 2009, Venturbay gave notice to Satyam, exercising its option to subscribe to the Additional Shares by way of a preferential allotment.
Accordingly, Satyam will issue and allot to Venturbay the Additional Shares upon (i) transfer of subscription amount aggregating to Rs. 11,52,21,92,884/- currently lying in the public offer escrow account to Satyam’s account; and (ii) fulfillment of certain closing conditions including in-principle approval from the stock exchanges. Following the allotment of the Additional

Shares, the outstanding share capital of Satyam will be 1,175,455,935 equity shares (including equity shares underlying ADSs) and Venturbay will hold approximately 43% of the outstanding share capital.
In addition, the Order also permitted the Board to appoint a statutory auditor for the financial year 2009-10 subject to such appointment being ratified by the shareholders as and when the next annual general meeting of Satyam’s shareholders is held.
About Mahindra Satyam
Mahindra Satyam (the new brand identity of Satyam Computer Services Ltd. — NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Mahindra Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Mahindra Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations.
About Tech Mahindra
Tech Mahindra is a leading provider of solutions and services to the telecommunications industry, majority stake owned by Mahindra & Mahindra Limited, in partnership with British Telecommunications plc. With total revenues of Rs 4464.7 crores in the year ended March 31, 2009, Tech Mahindra serves telecom service providers, equipment manufacturers, software vendors and systems integrators. Tech Mahindra solutions enable clients to maximize returns on IT investment by achieving fast time to market, reduced total cost of ownership and high customer satisfaction. Tech Mahindra achieves this through its domain and process expertise, distinctive IT skills, research and development, proven innovative delivery models and approach to off shoring.
Assessed at SEI-CMMi Level 5 and PCMM Level 5, Tech Mahindra’s track record for value-delivery is supported by 25000 professionals who provide a unique blend of culture, domain expertise and in-depth technology skill-sets. Its development centres are ISO 9001:2000 & BS7799 certified. Tech Mahindra has principal offices in the UK, United States, Germany, UAE, Egypt, Singapore, India, Thailand, Taiwan, Malaysia, Philippines, Canada & Australia.

Safe Harbor
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein, including statements regarding the allotment of the additional Shares, are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.